

January 21, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: WisdomTree Trust
        Issuer CIK: 0001350487
        Issuer File Number: 333-132380 / 811-21864
        Form Type: 8-A12B
        Filing Date: January 21, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the WisdomTree Efficient Long/Short U.S. Equity Fund and WisdomTree Efficient TIPS Plus Gold Fund under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications